File No. 69-427

                                             File No. 69-293
                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-
   3A-2 from the Provisions of the Public Utility Holding
                     Company Act of 1935

            To be Filed Annually Prior to March 1



                UNISOURCE ENERGY CORPORATION
                ----------------------------

hereby files with the Securities and Exchange Commission,

pursuant to Rule 2, its statement claiming exemption as a

holding company, and

                TUCSON ELECTRIC POWER COMPANY
                -----------------------------

hereby files with the Securities and Exchange Commission,

pursuant to Rule 2, its statement claiming exemption as a

holding company from the provisions of the Public Utility

Holding Company Act of 1935, and submits the following

information:

1.   Name, State of organization, location and nature of

  business of claimant[s] and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant[s] directly or indirectly holds an interest.

  UniSource Energy Corporation ("UniSource Energy") was

incorporated under the laws of the State of Arizona and is a holding company organized to acquire and hold the securities of other corporations.  On January 1, 1998, UniSource Energy and Tucson Electric Power Company ("TEP") completed a

statutory share exchange  (the "Share Exchange"), pursuant

to which the outstanding common stock of TEP was exchanged, on a share-for-share basis, for shares of UniSource Energy common stock, no par value.  As a result of the Share

Exchange, TEP became, and is now, a wholly-owned subsidiary

of UniSource Energy.

  Following the Share Exchange, UniSource Energy acquired

from TEP all of the outstanding stock of Millennium Energy

Holdings, Inc. ("Millennium") (previously known as MEH

Corporation).

  The information contained in this statement is furnished

taking into account the Share Exchange and such transfer of

the outstanding stock of Millennium.

  UniSource Energy controls, directly or indirectly, fifty

percent (50%) or more of the "voting securities" of the

following subsidiaries:

  I.TEP was incorporated under the laws of the State of

Arizona and is a wholly-owned subsidiary of UniSource

Energy.  TEP was organized as an operating public utility

engaged in the generation, purchase, transmission,

distribution and sale of electricity to retail customers in

the City of Tucson, Arizona, and the surrounding area and to wholesale customers.  TEP holds the stock of Escavada

Company, San Carlos Resources Inc. ("San Carlos"), Sierrita

Resources Inc. ("SRI"), Tucson Resources Inc. ("TRI") and

Tucsonel Inc.

     A.   Escavada Company was incorporated under the laws

of the State of Arizona and is a wholly-owned subsidiary of

TEP engaged in the business of maintaining miscellaneous

assets and property.

     B.   San Carlos was incorporated under the laws of the

State of Arizona and is a wholly-owned subsidiary of TEP.

San Carlos holds the title to Unit No. 2 of the

Springerville Generating Station, a generating facility in

commercial operation located in Apache County, Arizona, and is the lessee, jointly and severally with TEP, of an undivided one-half interest in all facilities and personal

property used in common between Unit No. 1 and Unit No. 2 of the Springerville Generating Station.  San Carlos is not the

operator of Unit No. 2 or any of such common facilities.

     C.   SRI was incorporated under the laws of the State of

Delaware and is a wholly-owned subsidiary of TEP.  SRI was

formed primarily to invest in financial assets.

       1. Santa Cruz Resources Inc. was incorporated under

the laws of the State of Delaware and is a wholly-owned

subsidiary of SRI.  Santa Cruz Resources Inc. holds an

investment in a financial service company.

     D.   TRI was incorporated under the laws of the State

of Delaware and is a wholly-owned subsidiary of TEP.  TRI

was organized primarily to invest in financial assets.

       1. Sabino Investing Inc. was incorporated under the

laws of the State of Delaware and is a wholly-owned

subsidiary of TRI.  Sabino Investing Inc. holds certain real estate assets.

     E.   Tucsonel Inc. was incorporated under the laws of

the State of Arizona and is a wholly-owned subsidiary of

TEP.  Tucsonel Inc. is presently inactive.

  II.    Millennium  was incorporated under the laws of the

State of Arizona and, effective January 1, 1998, became a

wholly-owned subsidiary of UniSource Energy.  Millennium

holds the stock of Advanced Energy Technologies, Inc., MEH

Corporation (previously known as Millennium Energy Holdings,

Inc.), Nations Energy Corporation and Southwest Energy

Solutions, Inc.

     A.   Advanced Energy Technologies, Inc. was

incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of Millennium Energy Holdings, Inc.

Advanced Energy Technologies, Inc. was organized to develop

certain distributed energy projects, as well as renewable

energy sources.

       1. Global Solar Energy, L.L.C. was formed under the

laws of the State of Arizona and is fifty percent (50%)

owned by Advanced Energy Technologies, Inc.  Global Solar

Energy, L.L.C. was organized for the purpose of engaging in

the manufacture and sale of thin film photovoltaic modules

for distributed energy applications.

     B.   MEH Corporation  was incorporated under the laws

of the State of Arizona and is a wholly-owned subsidiary of

Millennium Energy Holdings, Inc.  MEH Corporation was

organized to hold TEP's interest in New Energy Ventures,

Inc.

       1. New Energy Ventures, Inc. was formed under the

laws of the State of Arizona and is fifty percent (50%)

owned by MEH Corporation.  New Energy Ventures, Inc. was

organized for the purpose of acting as a buyer's agent in

procuring electric energy, performing energy services,

engaging in power marketing and trading and other energy-

related activities.

          a.   NEV California, L.L.C. was formed under the laws of the

State of Arizona and is a wholly-owned subsidiary of New

Energy Ventures, Inc.  NEV California, L.L.C. was organized

for the purpose of acting as a buyer's agent in procuring

electric energy, performing energy services, engaging in

power marketing and trading and other energy-related

activities.

          b.   NEV East, L.L.C. was formed under the laws of the State

of Arizona and is a wholly-owned subsidiary of New Energy

Ventures, Inc.  NEV East, L.L.C. was organized for the

purpose of acting as a buyer's agent in procuring electric

energy, performing energy services, engaging in power

marketing and trading and other energy-related activities.

          c.   NEV Midwest, L.L.C. was formed under the laws

of the State of Arizona and is a wholly-owned subsidiary of

New Energy Ventures, Inc.  NEV Midwest, L.L.C. was organized for the purpose of acting as a buyer's agent in procuring

electric energy, performing energy services, engaging in

power marketing and trading and other energy-related

activities.

          d.   NEV Technologies, L.L.C. was formed under the

laws of the State of Arizona and is a wholly-owned

subsidiary of New Energy Ventures, Inc.  NEV Technologies,

L.L.C. was organized for the purpose of acting as a buyer's

agent in procuring electric energy, performing energy

services, engaging in power marketing and trading and other

energy-related activities.

            (1)NEVTech Americas, L.L.C. was formed under

the laws of the State of Arizona and is fifty percent (50%)

owned by NEV Technologies, L.L.C.  NEVTech Americas, L.L.C.

was organized to market energy-related products.

            (2)NEVTech Pacifica, L.L.C. was formed under

the laws of the State of Arizona and is fifty percent (50%)

owned by NEV Technologies, L.L.C.  NEVTech Pacifica, L.L.C.

was organized to market energy-related products.

          e.   NEV Texas, L.L.C. was formed under the laws

of the State of Arizona is a wholly-owned subsidiary of New

Energy Ventures, Inc.  NEV Texas, L.L.C. was organized for

the purpose of acting as a buyer's agent in procuring

electric energy, performing energy services, engaging in

power marketing and trading and other energy-related

activities.

       2. NEV Southwest, L.L.C. was formed under the laws of

the State of Arizona and is a wholly-owned subsidiary of MEH

Corporation.  NEV Southwest, L.L.C. was organized for the

purpose of acting as a buyer's agent in procuring electric

energy, performing energy services, engaging in power

marketing and trading and other energy-related activities.

     C.   Nations Energy Corporation was incorporated under

the laws of the State of Arizona and is a wholly-owned

subsidiary of Millennium Energy Holdings, Inc.  Nations

Energy Corporation was organized to develop and invest in

independent power projects in global energy markets,

including QFs, EWGs and FUCOs, located in the United States

and abroad.

       1. Nations-Colorado Energy Corporation was

incorporated under the laws of the State of Delaware and is

a wholly-owned subsidiary of Nations Energy Corporation.

Nations-Colorado Energy Corporation holds a 1% limited

partnership interest in a partnership which in turn owns and operates an electric and thermal energy generating facility

serving Coors Brewing Company in Golden, Colorado.  The

facility is a "qualifying facility" under the Public Utility

Regulatory Policies Act of 1978.

       2. Nations Energy Holland Holding B.V. was formed

under the laws of the Netherlands and is a wholly-owned

subsidiary of Nations Energy Corporation.  Nations Energy

Holland Holding B.V. was organized for the purpose of

investing in international independent power projects.

          a.   Nations Kladno B.V. was formed under the laws

of the Netherlands and is 50% owned by Nations Energy

Holland Holding B.V.  Nations Kladno B.V. was organized for

the purpose of holding an interest in an independent power

project in the Czech Republic.

          b.   Nations Kladno II B.V. was formed under the laws of the

Netherlands and is 50% owned by Nations Energy Holland

Holding B.V.  Nations Kladno II B.V. was organized for the

purpose of holding an interest in an independent power

project in the Czech Republic.

       3. Nations International Ltd. was incorporated under

the laws of the Cayman Islands and is a wholly-owned

subsidiary of Nations Energy Corporation.  Nations

International Ltd. was organized for the purpose of

investing in international independent power projects.

          a.   Biomasa Generacion, S. de R.L. de C.V. was formed under

the laws of Honduras and is ninety-one percent (91%) owned

by Nations International Ltd.  Biomasa Generacion, S. de

R.L. de C.V. was organized for the purpose of developing and owning biomass-fueled non-utility generating projects in

Honduras.

          b.   Nations BioGen Ltd. was incorporated under the laws of

the Cayman Islands and is a wholly-owned subsidiary of

Nations International Ltd.  Nations BioGen Ltd. was

organized for the purpose of investing in international

independent power projects.

          c.   Nations Curacao Ltd. was incorporated under the laws of

the Cayman Islands and is a wholly-owned subsidiary of

Nations International Ltd.  Nations Curacao Ltd. was

organized for the purpose of investing in international

independent power projects.

          d.   Suministradora de Materials Organicos, S.R.L.

de C.V. was formed under the laws of Honduras and is ninety-

one percent (91%) owned by Nations International Ltd.

Suministradora de Materials Organicos, S.R.L. de C.V. was

organized for the purpose of administering fuel supply to

biomass projects in Honduras.

          e.   Nations Panama Energy Corporation was

organized under the laws of the Republic of Panama and is a

wholly-owned subsidiary of Nations International, Ltd.

Nations Panama Energy Corporation was organized for the

purpose of structuring and developing projects for the

generation, transmission and commercialization of electric

power in all of its forms.

       4. Nations ECK, L.L.C. was incorporated under the

laws of the State of Delaware and is a wholly-owned

subsidiary of Nations Energy Corporation.  Nations ECK,

L.L.C. was formed for the purpose of being a service

company.

     D.   Southwest Energy Solutions, Inc. was incorporated

under the laws of the State of Arizona and is a wholly-owned subsidiary of Millennium Energy Holdings, Inc.  Southwest

Energy Solutions, Inc. was organized for the purpose of

supplying a variety of ancillary "beyond the meter" energy

products and services to retail electric customers.

       1. SWPP Investment Company was incorporated under the

laws of the State of Arizona and is a wholly-owned

subsidiary of Southwest Energy Solutions, Inc.  SWPP

Investment Company was organized for the purpose of

manufacturing and selling concrete utility products.

          a.   Sentinel Concrete Utility Poles, L.L.C. was

formed under the laws of the State of Arizona and is fifty

percent (50%) owned by SWPP Investment Company.  Sentinel

Concrete Utility Poles, L.L.C. was organized for the purpose of marketing and distributing concrete utility poles and

products.

        b.   SWPP International Ltd. was incorporated

under the laws of the Cayman Islands and is a wholly-owned

subsidiary of SWPP Investment Company.  SWPP International

Ltd. was organized to invest in a Mexican joint venture(s)

related to the manufacturing and selling of concrete utility poles.

            (1)Productos de Concreto Internacionales, S. de

R.L. de C.V. was formed under the laws of Mexico and is

fifty percent (50%) owned by SWPP International Ltd.

Productos de Concreto Internacionales, S. de R.L. de C.V.

was organized for the purpose of manufacturing and selling

concrete utility poles and products.

  UniSource Energy controls, directly or indirectly, less

than ten percent (10%) of the "voting securities" of the

following companies:  None.

2.A brief description of the properties of claimant[s] and

  each of its subsidiary public utility companies used for

  the generation, transmission and distribution of electric

  energy for sale, or for the production, transmission and

  distribution of natural or manufactured gas, indicating

  the location of principal generating

  plants, transmission lines, producing fields, gas

  manufacturing plants, and electric and gas distribution

  facilities, including all such properties which are

  outside the State in which claimant[s] and its

  subsidiaries are organized and all transmission or

  pipelines which deliver or receive electric energy or gas

  at the borders of such State.

  UniSource Energy does not directly own any property used

for the generation, transmission and distribution of

electric energy for sale, or for the production,

transmission and distribution of natural or manufactured

gas.

  As of December 31, 1998, TEP owned or participated in an

overhead electric transmission and distribution system

consisting of 511 circuit-miles of 500 kV lines, 1,122

circuit-miles of 345 kV lines, 350 circuit-miles of 138 kV

lines, 440 circuit-miles of 46 kV lines and 9,643 circuit-

miles of lower voltage primary lines.  The underground

electric distribution system is comprised of 5,071 cable

miles.  Approximately twenty-four percent (24%) of the poles upon which the lower voltage lines are located are not owned by TEP.  Electric substation capacity associated with the

above-described electric system consisted of 173 substations with a total installed transformer capacity of 5,329,605

kVA.  The above facilities are all located in Arizona except for certain transmission lines consisting of 560 circuit-

miles of 345 kV in which TEP has a fractional undivided

interest and which are located in the State of New Mexico

and deliver electric energy to TEP's Arizona transmission

lines at the Arizona-New Mexico border.

  Except as otherwise noted, at December 31, 1998 TEP owns

or has a leasehold interest in the following generating

stations:


                                        Net
   Generating                         Capabil  Operati  TEP's
     Source            Location        ity      ng       %    Share
                                        MW     Agent           MW
-------------         ---------       -----   -------   ----   ---

San Juan Station #1  Farmington, NM     316     PNM     50.0   158
San Juan Station #2  Farmington, NM     312     PNM     50.0   156
Navajo Station #1    Page, AZ           750     SRP      7.5    56
Navajo Station #2    Page, AZ           750     SRP      7.5    56
Navajo Station #3    Page, AZ           750     SRP      7.5    56

Four Corners:

Station #4           Farmington, NM     784     APS      7.0    55
Four Corners
Station #5           Farmington, NM     784     APS      7.0    55

Irvington            Tucson, AZ         422     TEP    100.0   422
Internal
Combustion Turbines  Tucson, AZ         122     TEP    100.0   122

Springerville:

Station #1     Springerville, AZ        380     TEP   100.0    380
Station #2     Springerville, AZ        380     TEP   100.0    380
                                                               ---
                                                      TOTAL  1,896
                                                             =====


  The electric generating stations, TEP's general office

building, operating headquarters, the warehouse, service

center and the electric distribution and electric

transmission facilities owned by TEP are located in Arizona,

except as otherwise noted.  TEP, individually and in

conjunction with Public Service Company of New Mexico in

connection with the San Juan Station, has acquired easements and leases for transmission lines and a water diversion

facility located on the Navajo Indian Reservation.  TEP has

also acquired easements for transmission facilities, related to the San Juan and Navajo Generating Stations, across the

Zuni, Navajo and Tohono O'Odham Indian Reservations.

  Various undivided interests in the common facilities at

the Irvington Generating Station which serve Unit 4 were

sold and are leased back by TEP.

  The fifty percent (50%) undivided interest of San Carlos

in the common facilities at the Springerville Generating

Station were sold by San Carlos and leased back by TEP and

San Carlos, jointly and severally.  The coal-handling

facilities at the Springerville Generating Station were sold and are leased back by TEP.  TEP leases Springerville Unit

1, the fuel handling facilities for Springerville, and an

undivided fifty percent (50%) interest in the facilities

common to Unit 1 and Unit 2 through sale/leaseback

arrangements.  San Carlos holds title to Unit 2 of the

Springerville Generating Station.

3.The following information for the last calendar year with

  respect to claimant[s] and each of its subsidiary public

  utility companies:

  a.Number of kWh of electric energy sold (at retail or

wholesale), and Mcf of natural or manufactured gas

distributed at retail.

                        Electricity           Gas
                        -----------           ----
     UniSource             None               None
     Energy
     TEP              12,140,421,000          None
     San Carlos            None               None

  b.   Number of kWh of electric energy and Mcf of natural or

manufactured gas distributed at retail outside the State in

which each company is organized.

     None.

  c.Number of kWh of electric energy and Mcf of natural or

manufactured gas sold at wholesale outside the State in

which each such company is organized, or at the State line.

                        Electricity           Gas
                        -----------           ----
     UniSource             None               None
     Energy
     TEP               3,547,689,000          None
     San Carlos            None               None

  d.Number of kWh of electric energy and Mcf of natural or

manufactured gas purchased outside the State in which each

such company is organized or at the State line.

                        Electricity           Gas
                        -----------           ---
     UniSource             None               None
     Energy
     TEP               2,259,020,000          None
     San Carlos            None               None

4.The following information for the reporting period with

  respect to claimant[s] and each interest it holds

  directly or indirectly in an EWG or a foreign utility

  company, stating monetary amounts in United States

  dollars:

  a.   Name, location, business address and description of

  the facilities used by the EWG or foreign utility company

  for the generation, transmission and distribution of

  electric energy for sale or for the distribution at

  retail of natural or manufactured gas.

  Nations Energy Corporation, an Arizona corporation

("Nations Energy"), acting on behalf of ECK Generating,

s.r.o., a limited liability company organized under the laws of the Czech Republic ("ECKG"), hereby notifies the

Commission, pursuant to Section 33(a) of the Act and Rule 57 thereunder, that ECKG is a foreign utility company within

the meaning of Section 33(a) of the Act.

  Name and Business Address:
  -------------------------
  ECK Generating, s.r.o.
  272 03 Kladno
  Dubska-Teplarna
  Czech Republic


  Description of Facilities:
  -------------------------

  ECKG will lease (or purchase) and operate facilities in

Kladno, Czech Republic, which are used for the generation

and associated transmission and distribution of electric

energy for sale (the "Existing Facilities").  The Existing

Facilities, which ECKG will lease (or purchase) from

Energeticke Centrum Kladno, s.r.o., provide 54 MW of

electrical generating capacity and consist of eight coal-

fired boilers, two condensing extraction steam turbine-

generator units, plus heating steam and process steam

extraction; an associated transformer and switch gears; and

facilities used to effect retail sales, including a

transformer, switch gears, and cabling.  ECKG is also

developing an improvement project (the "Improvement

Project") that will increase the net electric capacity of

the Existing Facilities to approximately 344 MW by

developing a 246 MW coal-fired steam generating plant and a

70 MW gas-fired combustion turbine, plus associated

transformers and switchgear (the "Expansion Facilities").

The Expansion Facilities will also include two stub

transmission lines connecting the power station to two

different substations.  One transmission line is

approximately one kilometer from the power station; the

other is a few kilometers away.  In addition, the Expansion

Facilities may include another transmission line connecting

the power station to a third substation in Prague,

approximately 23 kilometers away.  Finally, as part of the

Improvement Project, 26 MW of steam generation capacity is

expected to be retired from the Existing Facilities.

  b.Name of each system company that holds an interest in

such EWG or foreign utility company; and description of the

interest held.

  The ownership of ECKG is as follows:

  (1)    Matra Powerplant Holdings B.V. ("Matra") holds an

89% equity interest in ECKG.  Nations Kladno B.V. holds a

30% equity interest in Matra and is a wholly-owned

subsidiary of Nations Energy Holland Holding B.V., which is

a wholly-owned subsidiary of Nations Energy.  Nations Energy is a wholly-owned subsidiary of Millennium, a intermediary

holding company for the unregulated business of UniSource

Energy which is subject to retail rate regulation by the

Arizona Corporation Commission.  Nations Energy is primarily engaged in developing independent power projects.

  (2)    Kladno Power (No. 2) B.V., a wholly-owned

subsidiary of NRG Energy, Inc., a Delaware corporation

("NRG"), holds a 50% equity interest in Matra.  NRG is an

indirect, wholly-owned subsidiary of Northern States Power

Company (Minnesota) ("NSP"), an electric utility company

which is subject to retail rate regulation by the Minnesota

Public Utilities Commission, the North Dakota Public Service

Commission, and the South Dakota Public Utilities Commission

and whose wholly-owned subsidiary, Northern States Power

Company (Wisconsin) ("NSPW"), is also an electric utility

company subject to retail rate regulation by the Wisconsin

Public Service Commission and the Michigan Public Service

Commission.

  (3)    El Paso Kladno, B.V., a wholly-owned subsidiary of

El Paso Electric International Company, a Delaware

corporation, holds a 20% equity interest in Matra.

  (4)    Stredoceska Energeticke, a.s., a Czech joint-stock

company, which is one of the eight Czech Republic government-

owned regional electricity distribution companies and which

operates in the Central Bohemia region of the Czech

Republic, holds an 11% equity interest in ECKG.

  c.Type and amount of capital invested, directly or

indirectly, by the holding company claiming exemption; any

direct or indirect guarantee of the security of the EWG or

foreign utility company by the holding company claiming

exemption; and any debt or other financial obligation for

which there is recourse, directly or indirectly, to the

holding company claiming exemption or another system

company, other than the EWG or foreign utility company.

  No portion of the purchase price for ECKG was paid by

UniSource Energy or TEP.

  d.Capitalization and earnings of the EWG or foreign

utility company during the reporting period.

  The ECKG Project was capitalized at $401 million.  No

earnings were reported since the Project is under

construction.

  e.Identify any service, sales or construction contract(s)

between the EWG or foreign utility company and a system

company, and describe the services to be rendered or goods

sold and fees or revenues under such agreement(s).

     Inapplicable.

                          EXHIBIT A


     Consolidating statements of income of the claimants and

their subsidiary companies for the last calendar year,

together with the consolidating balance sheets of claimants

and their subsidiary companies as of the close of such

calendar year.

  This statement is being filed by TEP to claim exemption

in the event that San Carlos Resources Inc. is an "electric

utility company" under the Act.  However, the filing of this statement is not an acknowledgment by TEP that San Carlos

Resources Inc. is an "electric utility company."

  The above-named claimants have caused this statement to

be duly executed on their behalf by its authorized officer

on this 25th day of February, 1999.


                         UNISOURCE ENERGY CORPORATION

                         By:       Karen G. Kissinger
                              Karen G. Kissinger
                              Vice President, Controller and
                              Principal Accounting Officer

                         TUCSON ELECTRIC POWER COMPANY

                         By:       Karen G. Kissinger
                              Karen G. Kissinger
                              Vice President, Controller and
                         Chief
                              Information Officer

(Corporate Seal)

Attest:

_________________________

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed: Dennis R. Nelson, Vice President, General Counsel and Corporate Secretary, UniSource Energy Corporation, 220
West Sixth Street, Tucson, Arizona 85701

                                                         UNISOURCE ENERGY CORPORATION            EXHIBIT A
                                                         CONSOLIDATING BALANCE SHEETS
                                                               DECEMBER 31, 1998
                                                                 (in thousands)
                                             UNISOURCE     TUCSON      MILLENNIUM
                                              ENERGY      ELECTRIC       ENERGY      CONSOL.       1998
                                              CORP.      POWER CO.*    HOLDINGS**    ADJUST.      CONSOL.
                                            -----------  -----------  -----------  -----------  -----------
ASSETS

Utility Plant
  Plant in Service                         $            $ 2,263,871  $            $            $ 2,263,871
  Utility Plant Under Capital Leases                        886,902                                886,902
  Construction Work in Progress                              74,050                                 74,050
                                            -----------  -----------  -----------  -----------  -----------
    Total Utility Plant                                   3,224,823                              3,224,823
  Less Accumulated Depreciation and
   Amortization                                          (1,051,994)                            (1,051,994)
  Less Accumulated Amortization of
   Capital Leases                                           (85,826)                               (85,826)
  Less Springerville Unit 1 Allowance                      (171,413)                              (171,413)
                                            -----------  -----------  -----------  -----------  -----------
    Total Utility Plant - Net                             1,915,590                              1,915,590
                                            -----------  -----------  -----------  -----------  -----------

Investments and Other Property                 332,131       62,978       47,340     (332,131)     110,318
                                            -----------  -----------  -----------  -----------  -----------
Note Receivable from UniSource Energy                        79,462                   (79,462)           -
                                            -----------  -----------  -----------  -----------  -----------

Current Assets
  Cash and Cash Equivalents                     15,070      118,236       11,861                   145,167
  Accounts Receivable                            4,226       72,239        4,683       (8,381)      72,767
  Materials and Fuel                                         36,995           45                    37,040
  Deferred Income Taxes - Current                            14,820                                 14,820
  Other                                                      14,735       10,215                    24,950
                                            -----------  -----------  -----------  -----------  -----------
    Total Current Assets                        19,296      257,025       26,804       (8,381)     294,744
                                            -----------  -----------  -----------  -----------  -----------

Deferred Debits - Regulatory Assets
  Income Taxes Recoverable Through
   Future Rates                                             152,111                                152,111
  Deferred Springerville Generation Costs                   102,211                                102,211
  Deferred Lease Expense                                      9,877                                  9,877
  Other Regulatory Assets                                    18,886                                 18,886
Deferred Debits - Other                                      30,443                                 30,443
                                            -----------  -----------  -----------  -----------  -----------
    Total Deferred Debits                                   313,528                                313,528
                                            -----------  -----------  -----------  -----------  -----------
Total Assets                               $   351,427  $ 2,628,583  $    74,144  $  (419,974) $ 2,634,180
                                            ===========  ===========  ===========  ===========  ===========

*  Tucson Electric Power Company holds the stock of Escavada Company; San Carlos Resources Inc.; Sierrita
   Resources Inc.; Tucson Resources Inc.; and Tucsonel Inc.  See 1.I. for information regarding subsidiaries held by Sierrita Resources Inc. and Tucson Resources Inc.
** Millennium Energy Holdings, Inc. is the parent company of Advanced Energy Technologies, Inc.; MEH
   Corporation; Nations Energy Corporation; and Southwest Energy Solutions, Inc.
   -  Advanced Energy Technologies, Inc. owns 50% of Global Solar Energy, L.L.C.
   -  MEH Corporation owns 50% of New Energy Ventures, Inc.  See 1.II.B.1. for information regarding subsidiaries held by New Energy Ventures, Inc.
   -  Nations Energy Corporation holds the stock of Nations Energy Holland Holding B.V., Nations Colorado Energy
      Corporation, and Nations International Ltd.  See 1.II.C. for information regarding the subsidiaries held by
      Nations Energy Corporation's subsidiaries.
   -  Southwest Energy Solutions, Inc. owns SWPP Investment Company.  See 1.II.D.1. for information regarding the subsidiaries held by SWPP Investment Company.


                                                         UNISOURCE ENERGY CORPORATION                 EXHIBIT A
                                                         CONSOLIDATING BALANCE SHEETS
                                                               DECEMBER 31, 1998
                                                                 (in thousands)
                                                  UNISOURCE     TUCSON      MILLENNIUM
                                                   ENERGY      ELECTRIC       ENERGY      CONSOL.       1998
                                                    CORP.      POWER CO.     HOLDINGS      ADJUST.      CONSOL.
                                                 -----------  -----------  -----------  -----------  -----------
CAPITALIZATION AND OTHER LIABILITIES

Capitalization
  Common Stock                                  $   640,640  $   640,211  $            $  (640,211)  $  640,640
  Additional Paid-In Capital                                                   94,148      (94,148)           -
  Accumulated Deficit                              (393,994)    (410,350)     (17,139)     427,489     (393,994)
                                                 -----------  -----------  -----------  -----------  -----------
  Common Stock Equity                               246,646      229,861       77,009     (306,870)     246,646
  Capital Lease Obligations                                      889,543                                889,543
  Long-Term Debt                                    104,723    1,184,423                  (104,723)   1,184,423
                                                 -----------  -----------  -----------  -----------  -----------
    Total Capitalization                            351,369    2,303,827       77,009     (411,593)   2,320,612
                                                 -----------  -----------  -----------  -----------  -----------

Current Liabilities
  Current Obligations Under Capital Leases                        11,647                                 11,647
  Current Maturities of Long-Term Debt                             1,725                                  1,725
  Accounts Payable                                    2,414       37,256        2,756       (8,308)      34,118
  Interest Accrued                                                70,771                                 70,771
  Taxes Accrued                                                   27,082           85                    27,167
  Accrued Employee Expenses                                       14,897          310                    15,207
  Other                                                            6,705                                  6,705
                                                 -----------  -----------  -----------  -----------  -----------
     Total Current Liabilities                        2,414      170,083        3,151       (8,308)     167,340
                                                 -----------  -----------  -----------  -----------  -----------

Deferred Credits and Other Liabilities
  Deferred Income Taxes - Noncurrent                 (2,356)      70,504       (6,120)                   62,028
  Deferred Investment Tax Credits Regulatory
   Liability                                                      10,436                                 10,436
  Emission Allowance Gain Regulatory Liability                    31,335                                 31,335
  Other                                                           42,398          104          (73)      42,429
                                                 -----------  -----------  -----------  -----------  -----------
    Total Deferred Credits and Other Liabilities     (2,356)     154,673       (6,016)         (73)     146,228
                                                 -----------  -----------  -----------  -----------  -----------
Total Capitalization and Other Liabilities      $   351,427  $ 2,628,583  $    74,144  $  (419,974) $ 2,634,180
                                                 ===========  ===========  ===========  ===========  ===========



                                                         UNISOURCE ENERGY CORPORATION                   EXHIBIT A
                                                       CONSOLIDATING STATEMENTS OF INCOME
                                                     TWELVE MONTHS ENDED DECEMBER 31, 1998
                                                  (in thousands except for per share amounts)

                                            UNISOURCE     TUCSON      MILLENNIUM
                                             ENERGY      ELECTRIC       ENERGY      CONSOL.       1998
                                              CORP.      POWER CO.     HOLDINGS     ADJUST.      CONSOL.
                                           -----------  -----------  -----------  -----------  -----------
Operating Revenues
 Retail Customers                          $            $  625,721   $            $     (314) $   625,407
 Sales for Resale                                          143,269                                143,269
                                           -----------   ----------- -----------   -----------  -----------
    Total Operating Revenues                        -      768,990            -         (314)     768,676
                                           -----------  -----------  -----------   -----------  -----------
Operating Expenses
 Fuel and Purchased Power                                  255,527                                255,527
 Capital Lease Expense                                     104,045                                104,045
 Amortization of Springerville
  Unit 1 Allowance                                         (30,522)                               (30,522)
 Other Operations                                          109,170                                109,170
 Maintenance and Repairs                                    36,143                                 36,143
 Depreciation and Amortization                              90,358                                 90,358
 Taxes Other Than Income Taxes                              50,395                                 50,395
 Income Taxes                                               18,372                                 18,372
                                           -----------  -----------  -----------  -----------  -----------
    Total Operating Expenses                        -      633,488            -            -      633,488
                                           -----------  -----------  -----------  -----------  -----------
     Operating Income                               -      135,502             -        (314)     135,188
                                           -----------  -----------  -----------  -----------  -----------
Other Income (Deductions)
 Income Taxes                                   3,743          794                                  4,537
 Interest Income                                   66       10,800                                 10,866
 Interest Income - Note Receivable from
  UniSource Energy                                           9,329                     (9,329)          -
 Unregulated Energy Businesses - Net                                      8,123)           14      (8,109)
 Other Income (Deductions)                     33,552        2,851                    (33,253)      3,150
                                           -----------  -----------  -----------   -----------  -----------
    Total Other Income (Deductions)            37,361       23,774       (8,123)      (42,568)     10,444
                                           -----------  -----------  -----------   -----------  -----------

Interest Expense
 Long-Term Debt                                 9,329       72,672                     (9,329)     72,672
 Interest Imputed on Losses Recorded
  at Present Value                                          34,179                                 34,179
 Other Interest Expense                                     10,749                                 10,749
                                           -----------  -----------  -----------   -----------  -----------
    Total Interest Expense                      9,329      117,600      -              (9,329)    117,600
                                           -----------  -----------  -----------   -----------  -----------
Net Income (Loss)                         $    28,032  $    41,676  $    (8,123)      (33,553) $   28,032
                                           ===========  ===========  ===========   ===========  ===========
Average Shares of
 Common Stock Outstanding                                                                          32,178

Basic and Diluted Earnings per Share
                                                                                              $      0.87
                                                                                               ===========




          UNISOURCE ENERGY CORPORATION
             FINANCIAL DATA SCHEDULE
                    EXHIBIT B
                DECEMBER 31, 1998
                  (in thousands)


Total Assets                         $ 2,634,180
                                      ===========

Total Operating Revenues             $   768,676
                                      ===========

Net Income                           $    28,032
                                      ===========

                                                         TUCSON ELECTRIC POWER COMPANY          EXHIBIT A
                                                          CONSOLIDATING BALANCE SHEETS
                                                               DECEMBER 31, 1998
                                                                 (in thousands)
                                              TUCSON
                                             ELECTRIC     INVESTMENT    CONSOL.       1998
                                             POWER CO.      SUBS *      ADJUST.      CONSOL.
                                            -----------  -----------  -----------  -----------
ASSETS

Utility Plant
  Plant in Service                         $ 2,263,871  $            $            $ 2,263,871
  Utility Plant Under Capital Leases           886,902                                886,902
  Construction Work in Progress                 74,050                                 74,050
                                            -----------  -----------  -----------  -----------
    Total Utility Plant                      3,224,823                              3,224,823
  Less Accumulated Depreciation and
   Amortization                             (1,051,994)                            (1,051,994)
  Less Accumulated Amortization of
   Capital Leases                              (85,826)                               (85,826)
  Less Springerville Unit 1 Allowance         (171,413)                              (171,413)
                                            -----------  -----------  -----------  -----------
    Total Utility Plant - Net                1,915,590                              1,915,590
                                            -----------  -----------  -----------  -----------

Investments and Other Property                  61,271        6,211       (4,504)      62,978
                                            -----------  -----------  -----------  -----------
Note Receivable from UniSource Energy           79,462                                 79,462
                                            -----------  -----------  -----------  -----------

Current Assets
  Cash and Cash Equivalents                    116,490        1,746                   118,236
  Accounts Receivable                           76,357        5,456       (9,574)      72,239
  Materials and Fuel                            36,995                                 36,995
  Deferred Income Taxes - Current               14,820                                 14,820
  Other                                         14,735                                 14,735
                                            -----------  -----------  -----------  -----------
    Total Current Assets                       259,397        7,202       (9,574)     257,025
                                            -----------  -----------  -----------  -----------

Deferred Debits - Regulatory Assets
  Income Taxes Recoverable Through
   Future Rates                                152,111                                152,111
  Deferred Springerville Generation Costs      102,211                                102,211
  Deferred Lease Expense                         9,877                                  9,877
  Other Regulatory Assets                       18,886                                 18,886
  Deferred Debits - Other                       27,109        3,334                    30,443
                                            -----------  -----------  -----------  -----------
    Total Deferred Debits                      310,194        3,334                   313,528
                                            -----------  -----------  -----------  -----------
Total Assets                               $ 2,625,914  $    16,747  $   (14,078) $ 2,628,583
                                            ===========  ===========  ===========  ===========

*  Tucson Electric Power Company holds the stock of Escavada Company; San Carlos Resources Inc.; Sierrita
   Resources Inc.; Tucson Resources Inc.; and Tucsonel Inc.  See 1.I. for information regarding subsidiaries held by Sierrita Resources Inc. and Tucson Resources Inc.


                                                         TUCSON ELECTRIC POWER COMPANY          EXHIBIT A
                                                          CONSOLIDATED BALANCE SHEETS
                                                               DECEMBER 31, 1998
                                                                 (in thousands)
                                                   TUCSON
                                                  ELECTRIC    INVESTMENT     CONSOL.       1998
                                                  POWER CO.      SUBS *      ADJUST.      CONSOL.
                                                 -----------  -----------  -----------  -----------
CAPITALIZATION AND OTHER LIABILITIES

Capitalization
  Common Stock                                  $   646,568  $         3  $        (3) $   646,568
  Premium on Capital Stock                                       265,967     (265,967)           -
  Capital Stock Expense                              (6,357)                                (6,357)
  Accumulated Deficit                              (417,901)    (261,466)     269,017     (410,350)
                                                 -----------  -----------  -----------  -----------
  Common Stock Equity                               222,310        4,504        3,047      229,861
  Capital Lease Obligations                         889,543                                889,543
  Long-Term Debt                                  1,184,423                              1,184,423
                                                 -----------  -----------  -----------  -----------
    Total Capitalization                          2,296,276        4,504        3,047    2,303,827
                                                 -----------  -----------  -----------  -----------

Current Liabilities
  Note Payable to Parent                                  -        3,600       (3,600)           -
  Current Obligations Under Capital Leases           11,647                                 11,647
  Current Maturities of Long-Term Debt                1,725                                  1,725
  Accounts Payable                                   42,716          514       (5,974)      37,256
  Interest Accrued                                   70,771                                 70,771
  Taxes Accrued                                      27,090           (8)                   27,082
  Accrued Employee Expenses                          14,897                                 14,897
  Other                                               6,705                                  6,705
                                                 -----------  -----------  -----------  -----------
     Total Current Liabilities                      175,551        4,106       (9,574)     170,083
                                                 -----------  -----------  -----------  -----------

Deferred Credits and Other Liabilities
  Deferred Income Taxes - Noncurrent                 69,918                       586       70,504
  Deferred Investment Tax Credits
   Regulatory Liability                              10,436                                 10,436
  Emission Allowance Gain Regulatory Liability       31,335                                 31,335
  Other                                              42,398        8,137       (8,137)      42,398
                                                 -----------  -----------  -----------  -----------
    Total Deferred Credits and Other Liabilities    154,087        8,137       (7,551)     154,673
                                                 -----------  -----------  -----------  -----------
Total Capitalization and Other Liabilities      $ 2,625,914  $    16,747  $   (14,078) $ 2,628,583
                                                 ===========  ===========  ===========  ===========



                                                         TUCSON ELECTRIC POWER COMPANY                   EXHIBIT A
                                                      CONSOLIDATING STATEMENTS OF INCOME
                                                     TWELVE MONTHS ENDED DECEMBER 31, 1998
                                                                (in thousands)

                                              TUCSON
                                             ELECTRIC    INVESTMENT     CONSOL.       1998
                                             POWER CO.       SUBS       ADJUST.      CONSOL.
                                            -----------  -----------  -----------  -----------
Operating Revenues
 Retail Customers                          $   625,728  $            $       (7) $     625,721
 Sales for Resale                              143,269                                 143,269
                                            -----------  -----------   ----------   ----------
    Total Operating Revenues                   768,997                       (7)       768,990
                                            -----------  -----------   ---------- 	----------
 Operating Expenses
 Fuel and Purchased Power                      255,527                                 255,527
 Capital Lease Expense                         104,045                                 104,045
 Amortization of Springerville
  Unit 1 Allowance                             (30,522)                                (30,522)
 Other Operations                              109,170                                 109,170
 Maintenance and Repairs                        36,143                                  36,143
 Depreciation and Amortization                  90,358                                  90,358
 Taxes Other Than Income Taxes                  50,395                                  50,395
 Income Taxes                                   18,372                                  18,372
                                            -----------  -----------  -----------   -----------
    Total Operating Expenses                   633,488            -            -       633,488
                                            -----------  -----------  -----------   -----------
     Operating Income                          135,509            -           (7)      135,502
                                            -----------  -----------  -----------  -----------
Other Income (Deductions)
 Income Taxes                                      795           (1)                       794
 Interest Income                                10,763           37                     10,800
 Interest Income - Note Receivable from
  UniSource Energy                               9,329                                   9,329
 Other Income (Deductions)                       2,934        1,530        (1,613)       2,851
                                            -----------  -----------  -----------   -----------
    Total Other Income (Deductions)             23,821        1,566        (1,613)      23,774
                                            -----------  -----------  -----------   -----------

Interest Expense
 Long-Term Debt                                 72,672                                  72,672
 Interest Imputed on Losses Recorded
  at Present Value                              34,179                                  34,179
 Short-Term Debt                                    54          189          (243)           -
 Other Interest Expense                         10,749                                  10,749
                                            -----------  -----------   -----------   -----------
    Total Interest Expense                     117,654          189          (243)     117,600
                                            -----------  -----------   -----------   -----------
Net Income                                 $    41,676  $     1,377  $     (1,377)   $  41,676
                                            ===========  ===========   ===========   ===========




          TUCSON ELECTRIC POWER COMPANY
             FINANCIAL DATA SCHEDULE
                    EXHIBIT B
                DECEMBER 31, 1998
                  (in thousands)


Total Assets                         $ 2,628,583
                                      ===========

Total Operating Revenues             $   768,990
                                      ===========

Net Income                           $    41,676
                                      ===========

                          EXHIBIT C

  An organizational chart showing the relationship of each

EWG or foreign utility company to associate companies in the holding company system.



  Not applicable.

_______________________________
1    Title to Springerville #2 is held by San Carlos.